ACADIA HEALTHCARE COMPANY, INC.

830 Crescent Centre Drive, Suite 610

Franklin, Tennessee 37067

December 22, 2011

Via Facsimile and EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Michael Rosenthall

Re:	Acadia Healthcare Company, Inc.
Registration Statement on Form S-4
(SEC File No. 333-178524), originally filed on December 15, 2011

Ladies and Gentlemen:

Acadia Healthcare Company, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-178524), as amended (the “Registration Statement”), to 11:00 a.m., Eastern Time, on Friday, December 23, 2011, or as soon thereafter as possible. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Elisabeth M. Martin or Ana Sempertegui of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3055 or (312) 862-2312, as soon as the Registration Statement has been declared effective.

Sincerely,

ACADIA HEALTHCARE COMPANY, INC.

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard
Title:	Executive Vice President, General Counsel and Secretary